Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Index

Consolidated Statements of Comprehensive Income	2
Consolidated Statements of Financial Position	3
Consolidated Statements of Changes in Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements Summary of Information requested by Resolution N° 368/01 of the National Securities Commission	6
Review Report of the Condensed Consolidated Interim Financial Statements	6
Report of the Supervisory Committee	42

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports
Condensed Consolidated Interim Financial Statements For the three-month period of the Fiscal Year N° 25 commenced January 1, 2022
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed	Paid-in

	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month periods ended at

March 31, 2022 and 2021

		Three months at
		03.31.2022	03.31.2021

	Note	$
Continuous Operations
Revenue	4	15,036,994,882	8,678,571,627
Construction income (CINIIF 12)	5	1,250,832,505	3,239,663,197
Cost of service	10	(9,482,503,513)	(7,387,341,273)
Construction costs (CINIIF 12)		(1,246,694,658)	(3,236,299,230)
Income for gross profit for the period		5,558,629,216	1,294,594,321
Distribution and selling expenses	10	(863,947,824)	(402,827,147)
Administrative expenses	10	(514,810,609)	(442,318,193)
Other income and expenses, net	4	333,655,207	(937,737,341)
Operating profit for the period		4,513,525,990	(488,288,360)

Finance Income	4	238,173,541	486,482,968
Finance Costs	4	691,506,624	(207,512,699)
Result from exposure to changes in the purchasing power of the currency		1,362,117,846	(656,082,566)
Income before income tax		6,805,324,001	(865,400,657)
Income tax	4	(337,287,594)	(420,543,776)
Income for the period for continuous operations		6,468,036,407	(1,285,944,433)
Net Income for the period		6,468,036,407	(1,285,944,433)
Other comprehensive income		-	-
Comprehensive Income for the period		6,468,036,407	(1,285,944,433)

Income attributable to:
Shareholders		6,468,005,126	(1,286,045,332)
Non –Controlling Interest		31,281	100,899
Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		25.0197	(5.3309)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At March 31, 2022 and December 31, 2021

		03.31.2022	12.31.2021

	Note	$
Assets
Non- Current Assets
Property, plant and equipment		62,715,270	65,139,278
Intangible Assets	5	154,932,505,240	155,938,379,206
Rights of use		564,336,355	653,442,096
Deferred Income tax assets		5,859,643	8,937,356
Other receivables	4	6,576,884,064	7,005,367,008
Total Non-Current Assets		162,142,300,572	163,671,264,944
Current Assets
Other receivables	4	1,922,470,472	2,148,132,834
Trade receivables, net	4	5,178,076,167	4,790,052,215
Investments	4	12,480,358,953	1,545,046,703
Cash and cash equivalents	4	30,008,494,179	18,694,741,713
Total Current Assets		49,589,399,771	27,177,973,465
Total Assets		211,731,700,343	190,849,238,409
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		-	910,978,514
Share Premium		137,280,595	137,280,595
Capital adjustment		11,613,898,081	28,934,411,801
Legal and facultative reserve		59,278,519,255	60,071,598,143
Retained earnings		(6,607,682,647)	(13,075,687,773)
Subtotal		64,680,532,583	77,237,098,579
Non-Controlling Interest		1,479,897	1,448,616
Total Shareholders’ Equity		64,682,012,480	77,238,547,195
Liabilities
Non-Current Liabilities
Provisions and other charges	9	10,386,291,621	3,047,240,739
Financial debts	6	75,005,959,647	59,502,165,849
Deferred income tax liabilities		14,415,124,202	14,081,200,727
Lease liabilities		159,749,561	240,030,083
Accounts payable and others	4	689,539,713	897,972,918
Fee payable to the Argentine National Government		2,033,029,291	2,848,669,603
Total Non- Current Liabilities		102,689,694,035	80,617,279,919
Current Liabilities
Provisions and other charges	9	14,683,582,767	3,718,901,125
Financial debts	6	14,565,723,287	13,919,994,516
Income tax, net of prepayments		10,025,640	10,668,158
Lease liabilities		291,235,890	309,273,614
Accounts payable and others	4	9,517,019,962	9,647,386,069
Fee payable to the Argentine National Government	7	5,292,406,282	5,387,187,813
Total Current Liabilities		44,359,993,828	32,993,411,295
Total Liabilities		147,049,687,863	113,610,691,214
Total Shareholder’s Equity and Liabilities		211,731,700,343	190,849,238,409

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At March 31, 2022 and 2021

	Attributable to majority shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity

	$
Balance at 01.01.22	258,517,299	910,978,514	137,280,595	28,934,411,801	2,023,661,549	57,761,483,924	286,452,670	(13,075,687,773)	77,237,098,579	1,448,616	77,238,547,195
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 14)	-	(910,978,514)	-	(17,320,513,720)	-	(794,755,602)	-	-	(19,026,247,836)	-	(19,026,247,836)
Compensation plan	-	-	-	-	-	-	1,676,714	-	1,676,714	-	1,676,714
Net Income for the period	-	-	-	-	-	-	-	6,468,005,126	6,468,005,126	31,281	6,468,036,407
Balance at 03.31.2022	258,517,299	-	137,280,595	11,613,898,081	2,023,661,549	56,966,728,322	288,129,384	(6,607,682,647)	64,680,532,583	1,479,897	64,682,012,480

Balance at 01.01.21	258,517,299	910,978,514	137,280,595	28,671,613,997	2,006,075,804	57,259,533,041	259,964,562	(12,959,161,072)	76,544,802,740	1,174,317	76,545,977,057
Net Income for the period	-	-	-	-	-	-	-	(1,286,045,332)	(1,286,045,332)	100,899	(1,285,944,433)
Balance at 03.31.2021	258,517,299	910,978,514	137,280,595	28,671,613,997	2,006,075,804	57,259,533,041	259,964,562	(14,245,206,404)	75,258,757,408	1,275,216	75,260,032,624

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the three-month periods ended at March 31, 2022 and 2021

		03.31.2022	03.31.2021

	Note	$
Cash Flows from operating activities
Net income for the period		6,468,036,407	(1,285,944,433)
Adjustment for:
Income tax	4	337,287,594	420,543,776
Amortization of intangible assets	5 / 10	2,256,706,471	1,934,125,438
Depreciation of property , plant and equipment	10	2,424,007	2,415,910
Depreciation right of use	10	89,105,739	88,331,405
Bad debts provision	8 / 10	58,890,130	(85,021,695)
Specific allocation of accrued and unpaid income	7	939,386,091	1,458,736,225
Compensation plan		1,676,714	-
Accrued and unpaid financial debts interest costs	6	1,823,917,426	1,812,257,551
Accrued deferred revenues and additional consideration	9	(262,762,509)	(194,933,842)
Accrued and unpaid Exchange differences		(1,755,502,061)	(1,541,791,994)
Litigations provision	9	2,168,253	916,549,155
Inflation Adjustment		(5,125,182,122)	(979,256,111)
Changes in operating assets and liabilities:
Changes in trade receivables		(1,062,729,731)	(165,161,403)
Changes in other receivables		(490,892,236)	1,429,408,790
Changes in accounts payable and others		1,015,370,697	164,440,642
Changes in liabilities for current income tax		-	949,642
Changes in provisions and other charges		76,796,786	607,476,784
Changes in fee payable to the Argentine National Government		(1,133,178,173)	-
Increase of intangible assets		(1,250,832,505)	(3,238,439,676)
Net cash generated by operating activities		1,990,686,978	1,344,686,164
Cash Flow for investing activities
Acquisition of investments		(10,630,000,000)	-
Collection of investments		-	309,646,790
Net Cash Flow (applied to) / generated by investing activities		(10,630,000,000)	309,646,790
Cash Flow from financing activities
New Financial debts	6	23,524,862,231	1,563,789,648
Payment of leases		(80,445,295)	(121,962,367)
Financial debts paid- principal	6	(2,237,445,749)	(1,833,604,468)
Financial debts paid- interests	6	(1,791,873,498)	(910,615,968)
Net Cash generated by/ (applied to) financing activities		19,415,097,689	(1,302,393,155)

Increase in cash and cash equivalents		10,775,784,667	351,939,799
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		18,694,741,713	8,785,784,066
Increase in cash and cash equivalents		10,775,784,667	351,939,799
Inflation adjustment generated by cash and cash equivalents		1,415,338,578	305,708,315
Foreign Exchange differences by cash and cash equivalents		(877,370,779)	(141,578,048)
Cash and cash equivalents at the end of the period		30,008,494,179	9,301,854,132
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	-	1,223,521
Dividends on preferred shares	14	-	92,172,603

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments: (i) programming of funds for works and rescue of preferred shares $ 406.5 million and (ii) regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

The current note to the Condensed Consolidated Interim Financial Statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 03.31.2022	Net Shareholders ‘equity at closing	Income for the period

			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	202,142,167	203,561,191	5,733,393
Cargo & Logistics SA.	1,637,116	98.63%	2,822,069	2,861,268	(415,786)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(2,288)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A (4)	123,700	1.46%	75,012	5,137,797	(11,052)

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.

(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value

(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense.

Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on May 09, 2022.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the three-month period ended March 31, 2022 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2020 (the “annual consolidated financial statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of March 31, 2022 and the Consolidated Financial Statements at December 31, 2021, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2022, based on the application of IAS 29 (see Note 3.7)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2021.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2022.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the three-month period ended March 31, 2022 was 1.1473; also, the inter annual coefficient for the period ended March 31, 2022 was 1.5332.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2022. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2022, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2022, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2022 was a loss of $337 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $8,247 million, because as of March 31, 2022, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2022 will exceed 100%.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		03.31.2022	12.31.2021

	Note	$
Other non-current receivables
Tax credits		545,200	625,526
Trust for Strengthening	7	6,576,338,864	7,004,741,482
		6,576,884,064	7,005,367,008
Other current receivables
Expenses to be recovered		151,478,483	180,888,793
Guarantees granted	12	1,254,587	1,439,430
Related parties	7	143,828,716	98,951,472
Tax credits		1,519,491,990	1,690,965,512
Prepaid Insurance		75,410,205	134,688,700
Others		31,006,491	41,198,927
		1,922,470,472	2,148,132,834
Trade receivables, net
Trade receivables		9,614,971,845	9,854,792,842
Related parties	7	236,551,276	206,472,028
Checks-postdated checks		81,599,064	100,057,566
Provision for bad debts	8	(4,755,046,018)	(5,371,270,221)
		5,178,076,167	4,790,052,215
Investments
Investments funds		11,369,358,953	306,041,260
Bonds		1,111,000,000	1,239,005,443
		12,480,358,953	1,545,046,703
Cash and cash equivalents
Cash and funds in custody		28,878,890	13,960,375
Banks (*)		15,265,772,305	16,738,998,003
Checks not yet deposited		23,898,658	27,258,315
Term deposits and others		14,689,944,326	1,914,525,020
		30,008,494,179	18,694,741,713

(*) As of March 31, 2022 and December 31, 2021, includes balances in bank accounts specifically assigned for the cancellation of Series 2021 and Class IV corporate bonds for $540,774,787 and $252,696,984, respectively

Accounts payable and other non-current
Suppliers	586,028,635	739,830,515
Other fiscal liabilities	103,511,078	158,142,403
	689,539,713	897,972,918

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)		03.31.2022	12.31.2021

	Note	$
Accounts payable and other current
Obligations payable		25,394,212	26,896,208
Suppliers		5,336,104,723	5,469,252,311
Foreign suppliers		887,762,272	973,262,891
Related Parties	7	146,155,975	230,037,679
Salaries and social security liabilities		2,737,215,396	2,630,996,375
Other fiscal liabilities		384,387,384	316,940,605
		9,517,019,962	9,647,386,069

	Three months at
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	03.31.2022	03.31.2021

	$
Revenues
Aeronautical revenues	7,092,215,093	2,721,885,464
Non-Aeronautical revenues	7,944,779,789	5,956,686,163
	15,036,994,882	8,678,571,627

As of March 31, 2022 and 2021, "over the time" income from contracts with customers for the three month periods was $11,841,643,756 and $7,526,346,936, respectively.

Other net incomes and expenses
Trust for Strengthening	371,592,889	214,449,768
Other	(37,937,682)	(1,152,187,109)
	333,655,207	(937,737,341)
Finance Income
Interest	996,478,219	734,614,437
Foreign Exchange differences	(758,304,678)	(248,131,469)
	238,173,541	486,482,968

Finance Expenses
Interest	(4,173,954,047)	(2,321,325,034)
Foreign Exchange differences	4,865,460,671	2,113,812,335
	691,506,624	(207,512,699)
	929,680,165	278,970,269
Income Tax
Current	(1,434,086)	-
Deferred	(335,853,508)	(420,543,776)
	(337,287,594)	(420,543,776)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

		2022	2021

	Note	$
Original values
Balance at January 1		243,790,347,111	235,421,230,763
Acquisitions of the period		1,250,832,505	3,239,663,197
Balance at March 31		245,041,179,616	238,660,893,960

Accumulated Amortization:
Balance at January 1		(87,851,967,905)	(78,845,326,091)
Amortization of the period	10	(2,256,706,471)	(1,934,125,438)
Balance at March 31		(90,108,674,376)	(80,779,451,529)
Total net balance at March 31		154,932,505,240	157,881,442,431

NOTE 6 – FINANCIAL DEBTS

Composition of financial debts	03.31.2022	12.31.2021

	$
Non-current
Bank borrowings	6,212,111,444	6,434,819,572
Negotiable Obligations	70,116,889,863	54,615,142,546
Cost of issuance of Negotiable Obligations	(1,323,041,660)	(1,547,796,269)
Total Non- Current	75,005,959,647	59,502,165,849
Current
Bank borrowings	5,923,127,437	6,649,127,201
Negotiable Obligations	6,976,642,289	7,528,701,741
Bank overdrafts	1,896,916,790	-
Cost of issuance of Negotiable Obligations	(230,963,229)	(257,834,426)
Total Current	14,565,723,287	13,919,994,516
Total	89,571,682,934	73,422,160,365

As of March 31, 2022 and December 31, 2021, the fair value of the financial debt amounts to $96,467,954,671 and $74,765,943,583, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Breakdown of Financial debts::	2022	2021

	$
Balance at January 1	73,422,160,365	76,280,661,553
New financial debts	23,524,862,231	1,565,013,169
Financial debts paid	(4,029,319,247)	(2,744,220,436)
Accrued interest	1,823,917,426	1,812,257,551
Foreign Exchange differences	(4,446,017,842)	(1,813,915,254)
Inflation adjustment	(723,919,999)	(222,092,580)
Net Balance at March 31	89,571,682,934	74,877,704,003

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, the company concluded two exchange offers on the Secured Notes Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.

The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306,000,066 in new negotiable obligations were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 2 Negotiable Obligations

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40,000,000 to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

Class 3 Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30,490,862 maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate negotiable obligations maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November. At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Notes for an amount of US$64 million, which are fully fungible with the Class I Series 2021 Notes.

Class 4 Negotiable Obligations

On November 4, 2021, the Company issued Class 4 notes for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Class 5 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$137,989,000 to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5%. annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class 5 negotiable obligations will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class 4 negotiable obligations, and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class 6 Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$35,989,054 to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333.- whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks. The deferred capital will be paid by a single installment 12 months after each disbursement

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

On August 19, 2021, the Company obtained three loans for the total amount of $ 920,611,111 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan maturing in August 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% annual nominal and will be canceled by a single installment on August 19, 2022.

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments. The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid annually and through a single installment on May 19, 2022 and on June 1, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

On August 19, 2021 and September 1, 2021, the Company obtained 2 loans for the sum of $ 189,583,333 and $ 190,555,556 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan maturing in August and September 2021. They accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo operations for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on August 19, 2022 and September 1 2022, respectively.

On September 20, 2021, the Company prepaid for a total of $1,468,000,000, 100% of the loans disbursed on August 19, 2020, and 93% of the loans disbursed in November 2021.

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank N.A., on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A., on the other was implemented for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58,000,000.

Likewise, it was agreed to defer bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total of $3,606,813,216.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The disbursed capital will be paid in 8 equal and consecutive quarterly installments, with the payment of the first installment corresponding to February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.00% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Syndicated loans (Contd.)

Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746,929,248, while ICBC additionally disbursed US$10,000,000.

On December 1, 2021, Citibank disbursed $196,583,333 under the syndicated loan in order to pay the December amortization installment of the offshore loan.

On February 22, 2022, under the syndicated loan, Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $803,883,333, while the Industrial and Commercial Bank of China (Argentina) disbursed US$3,888,889.

The disbursements were used to cancel the entire February amortization installment corresponding to the onshore loan and the offshore loan.

On March 2, 2022, Citibank disbursed $206,980,556 under the syndicated loan in order to pay the March amortization installment of the offshore loan.

Macro Bank Loan

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A.

City Bank Loan

On November 1, 2021, the Company signed a loan agreement for US$5,000,000, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Eurobank loan

On March 17, 2022, the Company signed with Eurobanco Bank Ltd a contract to disburse up to US$1,500,000.

On March 23, 2022, US$ 1,100,000 were disbursed. The loan has a term of 24 months, will accrue a nominal annual rate of 8.00% the first year and 9% the second year, and its principal will be amortized 100% at maturity.

Banco Macro S.A. Funds Provision Commitment Agreement

On March 25, 2022, the Company has entered into a commitment agreement for the provision of funds for the sum of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied for the purposes set forth in the minutes signed with the Agency Regulator of the National Airport System dated September 2, 2021, approved by Resolution 60/21 of said body.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at March 31, 2022 and December 31, 2021 are as follows:

		03.31.2022	12.31.2021
	Note	$
Trade receivables
Other related companies		236,551,276	206,472,028
		236,551,276	206,472,028
Other receivables
Other related companies		143,828,716	98,951,472
		143,828,716	98,951,472
Accounts payable and other
Other related companies		146,155,975	230,037,679
		146,155,975	230,037,679
Provisions and other charges
Shareholders - Dividends to be paid	9	247,766,629	263,042,180
Shareholders - Debt to the National Government	9/14	19,061,693,998	-
		19,309,460,627	263,042,180

During the three-months period ended March 31, 2022 and 2021 Company has charged to the cost $146,528,337 and $156,702,790 respectively with Proden SA for rental and maintenance of offices.

During the three-month period ended March 31, 2022, the Company has charged $86,502,259 to cost with Grass Master S.A.U. for airport maintenance.

During the three-month period ended March 31, 2022, the Company has allocated $37,518,698 to the cost with Tratamientos Integrales América S.A.U for airport maintenance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the three-month periods ended March 31, 2022 and 2021 the Company has charged at cost $29,464,823 and $11,770,540, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the three-month period ended March 31, 2022, the Company has charged with Helport S.A. to intangible assets $8,006,806 and $5,711,850 at cost.

At March 31, 2022 and December 31, 2021, the Company owed the Argentine National Government $7,325,435,573 and $8,235,857,416 respectively, corresponding to the specific allocation of revenues (see Note 10) and has recorded a receivable for $6,576,338,864 and $7,004,741,482, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000. Additionally, as of March 31, 2022, the National State is owed $19,309,460,627, as debt for the redemption of preferred shares, see Note 14.

Furthermore, short-term compensation to key management was $34,259,344 and $40,537,583 for the three-month periods ended at March 31, 2022 and 2021 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.7998% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2022	2021
	$
Initial balance at January 1	5,371,270,221	6,049,723,835
Increases (*)	314,082,350	303,271,317
Usage	(233,581,921)	(1,193,506)
Inflation adjustment	(696,724,632)	(668,489,277)
Final Balance at March 31	4,755,046,018	5,683,312,369

(*) As of March 31, 2022 and 2021 includes a charge as of $58,890,130 and recoveries as of $85,021,695 respectively in Distribution and Commercialization Expenses (Note 10) and $255,192,220 and $388,293,012 respectively, in Exchange Difference (Note 4).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2022	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31, 2022	Total Non Current	Total current
		$							$
Litigations		811,768,857	2,168,253	(41,895,452)	(105,778,635)	-	43,715,258	709,978,281	310,520,815	399,457,466
Deferred Income		2,075,304,931	62,902,743	-	(113,630,861)	(239,831,409)	34,679,158	1,819,424,562	534,670,982	1,284,753,580
Trust for works		2,499,219,142	256,740,057	(459,038,992)	(325,184,807)	180,119,868	-	2,151,855,268	1,049,440,462	1,102,414,806
Guarantees Received		180,389,679	18,493,101	(5,109,831)	(28,515,006)	-	(140,978)	165,116,965	-	165,116,965
Upfront fees from Concessionaires		288,311,619	7,502,863	-	-	(22,931,100)	-	272,883,382	207,730,912	65,152,470
Dividends to be paid	7	263,042,180	-	-	(34,613,130)	-	19,337,579	247,766,629	-	247,766,629
Debt with National Government	7	-	19,026,247,836	-	(1,800,528,597)	1,835,974,759	-	19,061,693,998	7,961,693,998	11,100,000,000
Others		648,105,456	22,493,838	-	(85,699,144)	8,159,034	48,096,119	641,155,303	322,234,452	318,920,851
Total of provisions and other liabilities		6,766,141,864	19,396,548,691	(506,044,275)	(2,493,950,180)	1,761,491,152	145,687,136	25,069,874,388	10,386,291,621	14,683,582,767

	Note	At January 1 2021	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31, 2021	Total Non Current	Total current
		$							$
Litigations		133,726,413	916,549,155	(272,506)	(14,297,295)	-	-	1,035,705,767	615,742,814	419,962,953
Related Parties		731,767	-	-	(78,237)	-	-	653,530	-	653,530
Deferred Income		1,789,768,882	143,143,703	-	(53,343,344)	(169,054,411)	34,026,418	1,744,541,248	941,076,862	803,464,386
Trust for works		2,017,477,473	141,893,943	-	(222,099,277)	103,261,656	-	2,040,533,795	889,157,269	1,151,376,526
Guarantees Received		218,945,902	15,128,125	(16,144,874)	(5,616,905)	-	(284,343)	212,027,905	-	212,027,905
Upfront fees from Concessionaires		308,203,049	3,177,575	-	-	(25,879,431)	-	285,501,193	200,368,926	85,132,267
Dividends to be paid		322,435,617	-	-	(35,608,494)	-	27,998,272	314,825,395	-	314,825,395
Others		-	217,289,162	-	-	-	-	217,289,162	-	217,289,162
Total of provisions and other liabilities		4,791,289,103	1,437,181,663	(16,417,380)	(331,043,552)	(91,672,186)	61,740,347	5,851,077,995	2,646,345,871	3,204,732,124

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

	$
Three month period ended at 03.31.2022
Specific allocation of revenues	2,229,557,333	-	-	2,229,557,333
Airport services and maintenance	1,871,376,109	-	2,191,177	1,873,567,286
Amortization of intangible assets	2,243,897,206	480,733	12,328,532	2,256,706,471
Depreciation of property, plant and equipment	2,424,007	-	-	2,424,007
Salaries and social security contributions	2,318,562,662	22,463,692	283,681,269	2,624,707,623
Fees for services	14,331,522	-	61,478,899	75,810,421
Public utilities and contributions	418,419,845	355,110	1,787,648	420,562,603
Taxes	93,401,213	779,937,878	109,966,200	983,305,291
Office expenses	172,104,966	263,800	30,629,062	202,997,828
Insurance	29,322,911	-	4,095,460	33,418,371
Advertising expenses	-	1,556,481	-	1,556,481
Bad debts charges	-	58,890,130	-	58,890,130
Board of Directors and Supervisory Committee fees	-	-	8,652,362	8,652,362
Depreciation right of use	89,105,739	-	-	89,105,739
Other	-	-	-	-
Total at 03.31.2022	9,482,503,513	863,947,824	514,810,609	10,861,261,946

Three month period ended at 03.31.2021
Specific allocation of revenues	1,286,698,606	-	-	1,286,698,606
Airport Services and maintenance	1,490,059,767	-	496,232	1,490,555,999
Amortization of intangible assets	1,912,720,227	564,584	20,840,627	1,934,125,438
Depreciation of property, plant and equipment	2,415,910	-	-	2,415,910
Salaries and social security contributions	2,041,534,551	18,714,539	214,501,583	2,274,750,673
Fees for services	10,646,339	-	75,778,584	86,424,923
Public utilities and contributions	302,450,026	964,387	910,249	304,324,662
Taxes	96,137,787	463,045,740	87,221,897	646,405,424
Office expenses	120,697,400	109,132	26,632,465	147,438,997
Insurance	35,649,255	-	903,736	36,552,991
Advertising expenses	-	4,402,602	-	4,402,602
Bad debts charges	-	(85,021,695)	-	-85,021,695
Board of Directors and Supervisory Committee fees	-	-	15,032,820	15,032,820
Depreciation right of use	88,331,405	-	-	88,331,405
Other	-	47,858	-	47,858
Total at 03.31.2021	7,387,341,273	402,827,147	442,318,193	8,232,486,613

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2022		Foreign exchange rates	Amount in local currency at 03.31.2022	Amount in local currency at 12.31.2021

				$
Assets
Current Assets
Net trade receivables	US$	23,626,690	110.8100	2,618,073,475	2,649,630,059
Cash and cash equivalents	US$	136,781,883	110.8100	15,156,800,483	16,615,502,410
Total current assets				17,774,873,958	19,265,132,469
Total assets				17,774,873,958	19,265,132,469

Liabilities
Current Liabilities
Provisions and other charges	US$	7,045,789	111.0100	782,153,064	760,554,293
Financial debts	US$	116,359,378	111.0100	12,917,054,566	14,715,067,806
Lease liabilities	US$	2,623,510	111.0100	291,235,890	309,273,614
Commercial accounts payable and others	US$	11,963,262	111.0100	1,328,041,747	2,029,980,574
	EUR	5,877,543	123.1212	723,650,125	770,007,642
Total current liabilities				16,042,135,392	18,584,883,929

Non-Current Liabilities
Provisions and other charges	US$	5,697,695	111.0100	632,501,124	735,933,629
Financial debts	US$	649,299,877	111.0100	72,078,779,389	56,612,362,808
Lease liabilities	US$	1,439,056	111.0100	159,749,561	240,030,083
Commercial accounts payable and others	US$	1,512,347	111.0100	167,885,587	178,236,234
	EUR	3,812,132	123.1212	469,354,266	636,230,287
Total non- current liabilities				73,508,269,927	58,402,793,041
Total liabilities				89,550,405,319	76,987,676,970
Net liability position				71,775,531,361	57,722,544,501

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2022 and December 31, 2021 include $1,254,587 and $1,439,430 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of March 31, 2022 and December 31, 2021, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $540,774,787 and $252,696,984, respectively.

NOTE 13 - CAPITAL STOCK

At March 31, 2022 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

On February 25, 2022, the AA2000 board resolved:

(i) redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii) that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506. 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to ($330,123,490); plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date ($389,421,266). Consequently, the total value of the redemption will amount to $17,225,719,240;

(iii) that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt; and

(iv) that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and: (a) Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 14 - DIVIDENDS BY PREFERRED SHARES (Contd.)

(b) Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.

(c) Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.

(d) Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 20, 2021 AND APRIL 28, 2022

The ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of 7,589,111,384, said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

Finally, in the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	03.31.2022	03.31.2021
Income for the period, net accrued dividends	6,468,036,407	(1,378,117,036)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	25.0197	(5.3309)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2021.

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures to reduce the spread of the virus. On March 12, 2020 through the Decree of Necessity and Urgency No. 260/2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long distance buses, among other measures. On March 20, 2020, preventive and mandatory social isolation was ordered.

As of October 2020, the Argentine National State began to gradually open the borders with respect to neighboring countries, and with certain limitations. In this sense, the ANAC ordered the opening of aeronautical borders for regular flights, and consequently, domestic and international flights were resumed. Additionally, in November 2020, the Argentine National State ordered the lifting of social isolation, and imposed a preventive and mandatory social distancing regime.

However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, the ANAC ordered the suspension or reduction of frequencies of flights arriving to or from high-risk countries. Faced with a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, effective as of April 9, 2021, in order to slow down the increase in infections, including a cap on international passenger arrivals of 2,000 passengers per day, which was reduced to 600 passengers per day at the end of June 2021. This limit was gradually expanded in the following months until these restrictions were finally lifted on October 19, 2021. Additionally, from On October 1, the entry of non-residents from neighboring countries was admitted, and as of November 1, 2021, the restrictions for non-resident passengers with a complete vaccination schedule were completely eliminated.

Although the COVID19 virus pandemic continues to have a negative impact on the levels of passengers and operations, the lifting of restrictions on entering the country together with the opening of borders to non-resident foreigners has generated since the end of 2021 a greater reactivation of international and domestic travel for tourism, visiting family and friends, and corporate issues. We expect this recovery trend to continue in 2022, resulting in a higher level of passengers and generating a positive effect on the results of operations.

However, although there have been significant short-term effects, they are not expected to affect business continuity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format (Contd.)

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

On April 12, 2022, the amount of $11,100,000,000 was paid to the National State as payment for the redemption of preferred shares as resolved at the shareholders' meeting on March 10, 2022 (see Note 14).

On April 13, 2022, the Company prepaid for a total of $3,904,540,500, 76.4% of the outstanding loans in pesos of Citibank N.A., S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and 100% of the outstanding loan in pesos from the Industrial and Commercial Bank of China (Argentina).

Beyond the aforementioned, there have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of March 31, 2022 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at March 31, 2022, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at March 31,2022.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-       Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

During financial year 2022, projects and works have been carried out at the different concessioned airports.

It should be mentioned that as a result of the Covid-19 pandemic, the works that were in execution on the date of its declaration are paralyzed.

As of the date of issuance of these financial statements, the Company is working together with the Regulatory organism in the reactivation and redefinition of the works plan that includes the launching of tenders for new works to start from the next quarter.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Ezeiza International Airport

Works are underway, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);

-	Beacon ring and main electrical substation;

-	Building of Departures - Hall B and Zeppelin;

In execution, after the stoppage by the pandemic:

-	New Parallel Shooting at Header 35; and

-	TWY beacon to Header 35.

Jorge Newbery Airport

In execution, with reactivation after the stoppage due to the pandemic, the work:

-	External works - sidewalks - landscaping - coastal filling and underground parking;

The works launched taking advantage of the closure of the Aeroparque's operations continue to be carried out:

-	Readjustment of International Departures

-	Readjustment of International Arrivals

-	New South Taxing System and Adaptation of the South Strip, Sanitary and Sewer Network in South Head. In this case, the work on the runway and strips is finished, only the works related to the sanitary network continue.

Comodoro Rivadavia Airport

The work of New Beacon is in the process of reactivation, after the stoppage due to the pandemic.

Córdoba Airport

Works are underway, after the end of the stoppage due to the pandemic:

-	Expansion of the parking lot;

-	Rehabilitation of runway 18-36 and track marking.

-	Protection System for atmospheric discharges

Iguazú Airport

In execution, after the end of the stoppage due to the pandemic, the works of:

-	Remodeling and expansion of the passenger terminal;

-	New Parking;

Bariloche Airport

In execution, after the end of the stoppage due to the pandemic, the works of re-functionalization of the Terminal.

San Fernando Airport

In execution, after the end of the stoppage due to the pandemic, the works of new control tower.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

San Juan Airport

The remodeling work of the passenger terminal is in execution. The works that will allow the completion of the works have been awarded.

La Rioja Airport

In execution, after paralysis due to the pandemic, the works:

-	New Passenger Terminal; and

-	New parking.

Esquel Airport

In execution, after paralysis due to the pandemic:

-	Integral Remodeling Work of the Passenger Terminal

-	TWR Control.

Jujuy Airport

In execution, after paralysis due to the pandemic, the works of:

-	Complete remodeling of the passenger terminal.

-	New Parking and Roads.

-	New Control Tower.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at March 31, 2022, 2021, 2020, 2019 and 2018, is presented.

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018

	Thousands $
Current Asset	49,589,400	19,536,699	18,117,603	27,057,374	21,150,835
Non-current Assets	162,142,301	167,222,620	171,393,063	146,367,114	129,320,086
Total Assets	211,731,701	186,759,319	189,510,666	173,424,488	150,470,921

Current liabilities	44,359,994	41,747,130	32,453,536	22,020,342	13,571,873
Non- Current Liabilities	102,689,694	69,752,156	67,869,313	63,240,403	56,118,105
Total Liabilities	147,049,688	111,499,286	100,322,849	85,260,745	69,689,978

Net equity attributable to majority shareholders	64,680,533	75,258,757	89,127,149	88,106,836	80,741,137
Non-controlling interest	1,480	1,276	60,668	56,907	39,806
Net Equity	64,682,013	75,260,033	89,187,817	88,163,743	80,780,943
Total	211,731,701	186,759,319	189,510,666	173,424,488	150,470,921

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three-month periods ended at March 31, 2022, 2021, 2020, 2019 and 2018.

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018

	Thousands $
Gross Profit	5,558,629	1,294,594	5,153,095	9,667,728	8,931,769
Administrative and distribution and marketing expenses	(1,378,758)	(845,146)	(2,035,402)	(2,353,018)	(2,300,930)
Other net income and expenses	333,655	(937,738)	483,861	561,674	461,425
Operating profit	4,513,526	(488,290)	3,601,554	7,876,384	7,092,264
Income and financial costs	929,680	278,970	(1,786,481)	(1,159,377)	(399,206)
Result by exposure to changes in the acquisition power of currency	1,362,118	(656,080)	(274,798)	(1,314,473)	(1,372,326)
Income before tax	6,805,324	(865,400)	1,540,275	5,402,534	5,320,732
Income tax	(337,288)	(420,544)	(1,024,564)	1,561,820	(2,079,256)
Result of the period	6,468,036	(1,285,944)	515,711	6,964,354	3,241,476
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	6,468,036	(1,285,944)	515,711	6,964,354	3,241,476
Result attributable to majority shareholders	6,468,005	(1,286,045)	524,375	6,962,977	3,251,439
Non-controlling interest	31	101	(8,664)	1,377	(9,963)

4. Cash flow structure

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018

	Thousands $
Cash Flow generated by / (used in) operating activities	1,990,687	1,344,686	1,684,062	(175,735)	1,735,166
Cash Flow (used in) / generated by investing activities	(10,630,000)	309,647	153,890	646,503	(163)
Cash Flow generated by / (used in) financing activities	19,415,098	(1,302,393)	(1,873,092)	(1,012,663)	(1,004,678)
Net Cash Flow generated by / (used in) the period	10,775,785	351,940	(35,140)	(541,895)	730,325

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the three-month periods ended at March 31, 2022 and 2021

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the three-month periods ended at March 31, 2022 and 2021:

Revenues	03.31.2022	% revenues	03.31.2021	% revenues
	Thousands $		Thousands $
Aeronautical revenues	7,092,215	47.17%	2,721,885	31.36%
Non-aeronautical revenues	7,944,780	52.83%	5,956,687	68.64%
Total	15,036,995	100.00%	8,678,572	100.00%

The following table shows the composition of the aeronautical revenues for the three-month periods ended at March 31, 2022 and 2021

Aeronautical revenues	03.31.2022	% revenues	03.31.2021	% revenues
	Thousands $		Thousands $
Landing fee	641,012	9.04%	399,672	14.68%
Parking fee	237,151	3.34%	191,127	7.02%
Air station use rate	6,214,052	87.62%	2,131,086	78.30%
Total	7,092,215	100.00%	2,721,885	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 03.31.2022	9,482,504
Costs of sales for the period ended at 03.31.2021	7,387,341
Variation	2,095,163

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the three-month periods ended at March 31, 2022 and 2021 (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 03.31.2022	514,811
Administrative expenses for the period ended at 03.31.2021	442,318
Variation	72,493

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 03.31.2022	863,948
Distribution and commercial expenses for the period ended at 03.31.2021	402,827
Variation	461,121

Income and financial costs

Net financial income and costs totaled profits of $929,680 during the three-month period ended at March 31, 2022 with respect to thousands of $278,970 revenue during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded revenue of approximately $333,655 during the three-month period ended at March 31, 2022 with respect to losses of $937,737 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at March 31, 2022 amounted to $153,629,128 thousand composed of thousands of $89,571,683 of financial debt and a net equity worth of $64,057,445 thousand, while the total capitalization of the Company at March 31, 2021 amounted to thousands of $150,137,737 comprised of thousands of $74,877,704 of financial debts and a net equity worth of thousands of $75,260,033.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the three-month periods ended at March 31, 2022 and 2021 (Contd.)

Capitalization (Contd.)

The debt as a percentage of total capitalization amounted to approximately 58.30% at March 31, 2022 and 49.87% at March 31, 2021.

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the periods ended at March 31, 2022, 2021, 2020, 2019 and 2018:

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Liquidity (*)	1.153	0.478	0.570	1.260	1.610
Solvency (*)	0.449	0.693	0.898	1.040	1.170
Immobilization of capital	0.766	0.895	0.904	0.840	0.860
Cost effectiveness	0.100	(0.017)	0.006	0.080	0.040

(*) Current liabilities and non-current liabilities do not include deferred profits.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three-month periods ended at March 31, 2022, 2021, 2020, 2019 and 2018:

	31.03.2022	31.03.2021	31.03.2020	31.03.2019	31.03.2018

Airport	Thousands
Aeroparque	2,721	152	2,278	3,482	3,683
Ezeiza	1,484	1,525	2,828	3,082	2,916
Córdoba	595	141	695	947	874
Bariloche	533	271	433	430	373
Mendoza	359	138	430	579	442
Salta	272	99	323	325	286
Iguazu	230	58	352	385	298
Tucumán	152	63	177	239	219
Mar del Plata	104	33	112	153	223
Jujuy	99	36	81	101	85
Total	6,549	2,516	7,709	9,723	9,399
Overall total	7,060	2,705	8,702	10,609	9,921

Variation	161.0%	(68.9)%	(18.0)%	6.9%	11.1%

Amount of movement of aircraft for the three-month periods ended at March 31, 2022, 2021, 2020, 2019 and 2018 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	31.03.2022	31.03.2021	31.03.2020	31.03.2019	31.03.2018

Aeroparque	22,113	1,646	21,186	31,738	34,123
San Fernando	13,589	10,803	9,201	10,422	11,588
Ezeiza	10,737	14,803	20,158	20,800	18,517
Córdoba	4,286	2,018	6,406	8,845	8,204
Bariloche	4,052	2,649	3,336	3,675	3,464
Mendoza	3,334	1,678	4,303	5,761	4,726
Salta	2,465	1,228	2,973	3,291	3,100
Mar del Plata	1,904	1,184	2,073	2,911	3,365
Iguazu	1,802	1,184	3,315	3,201	2,613
Tucumán	1,302	544	1,589	2,206	2,311
C. Rivadavia	1,229	1,145	2,045	2,547	2,432
Total	66,813	38,882	76,585	95,397	94,443
Overall total	79,623	47,908	90,015	111,215	108,169

Variation	66.2%	(46.8)%	(19.1)%	2.8%	8.7%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2022 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Outlook for 2022

During 2021, the epidemiological situation, together with the restrictions on international movement issued by the authorities to contain the rise in cases, continued to be a factor with a negative impact on operations. The restrictions on international travel that had been put into effect during 2021 were finally eliminated in the month of October. Additionally, as of November 1, the opening of borders to non-resident foreigners with a complete vaccination schedule was established. Currently, there are no restrictions on international or domestic travel.

In March 2022, the level of recovery in international traffic was close to 50%, compared to the same month in 2019, which indicates a sustained recovery in traffic since November last year, when restrictions on international travel were lifted. Likewise, domestic traffic marked an 80% recovery in March 2022 compared to the same month in 2019.

For the remainder of this year 2022, we hope that the recovery of passengers will continue to consolidate, underpinned by the high level reached in the level of local and global vaccination, the reopening of borders and the relaxation of travel requirements in most of the countries. At the local level, we hope that international traffic will continue the recovery trend seen in recent months. Mainly after the lifting of restrictions on entering the country and the opening of borders to non-resident foreigners, and that this will lead to the consolidation of a higher level of income, generating a positive effect on the results of operations.

At the same time, we do not lose sight of the cost rationalization and efficiency achieved during this time. We continue to work with a focus on maintaining strict control of the Company's operating costs while passenger volumes recover, which will allow, together with the financial measures of Note 6 to strengthen the cash position and meet the various commitments.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the attached interim condensed consolidated financial statements of Aeropuertos Argentina 2000 S.A. (hereinafter "the Company"), which comprise the consolidated statement of financial position as of March 31, 2022, the statements of comprehensive income, of changes in equity and cash flows for the three-month period ended March 31, 2022 and selected explanatory notes.

The balances and other information for the year 2021 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Commission de Valores (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, is responsible for the preparation and presentation of the interim condensed consolidated financial statements. mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Resolution FACPCE Technique No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries to the Company's personnel responsible for preparing the information included in the interim condensed consolidated financial statements and performing analytical procedures and other review procedures. The scope of this review is substantially less than that of an audit examination conducted in accordance with international auditing standards, consequently, a review does not allow us to obtain assurance that we will become aware of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the interim condensed consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 SA, that:

a)	the interim condensed consolidated financial statements of Aeropuertos Argentina 2000 SA are pending to be recorded in the book "Inventories and Balance Sheets";

b)	the separate individual condensed interim financial statements of Aeropuertos Argentina 2000 SA arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription to the book "Inventories and Balance Sheets";

c)	we have read the informative review, on which, in what is a matter of our competence, we have no observations to formulate;

d)	As of March 31, 2022, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 SA that arises from the Company's accounting records amounted to $179,015,595 not being payable as of that date.

Autonomous City of Buenos Aires, May 9, 2022.

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the second paragraph regarding the interim condensed consolidated financial statements of Aeropuertos Argentina 2000 S.A., including the consolidated statement of financial position as of March 31, 2022, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the three-month period then ended and the selected explanatory notes.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated May 9th, 2022, who states that it has been issued in accordance with the International Standards on Auditing (ISAs) "Review of interim financial information developed by the entity's independent auditor" which were adopted as review standards in Argentina by Technical Pronouncement No. 33 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Information” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the interim consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of March 31, 2022 consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make, are pending to be copied in the book "Inventories and Balances", arise from the accounting records taken in their formal aspects in accordance with legal regulations and, in relation with said financial statements, we have no observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 9th, 2022.

Patricio A. Martin
By Surveillance Committee